All dollar references are in U.S. dollars unless noted otherwise
NEW YORK, December 11, 2006 — Brookfield Properties Corporation (BPO: NYSE, TSX) announced that subject to the completion of the proposed common equity offering announced today, full year 2007 diluted funds from operations per share is estimated to be in the range of $2.10 to $2.20, reflecting up to 17% growth over the mid-point of 2006 guidance, which has previously been disclosed.
The foregoing estimates reflect management’s view of current and future market assumptions with respect to rental rates, occupancy levels and residential development revenues. Specifically it assumes commercial net operating income growth on a same property basis of approximately 4% to 5%; similar margins on residential land sales in 2007 as it has experienced in the latter half of 2006; 2007 lot sales approximately equivalent to the units sold in 2006, which in turn assumes continued strength of the energy-driven economy in the province of Alberta, Canada; and completion of the proposed common equity offering.
The estimates do not include possible future property acquisitions or dispositions or the results of the final purchase accounting on the Trizec portfolio. As discussed under the heading “Forward Looking Statements” below, there can be no assurance that the company’s actual results will not differ materially from these estimates.
Although funds from operations is not a measure defined by Generally Accepted Accounting Principles (“GAAP”), it is the company’s practice to limit guidance to funds from operations and not net income as it is the company’s view that this is the best indicator of its performance. Please see below for important information on “Net Operating Income and FFO.”
While Brookfield Properties does not give net income guidance, the company does expect depreciation to be higher in 2007 with the addition of the Trizec portfolio. The company also expects the effective tax rate used to calculate its future income tax expense to remain relatively consistent with 2006, barring any change in tax legislation.
This press release includes forward-looking statements and information and readers should refer to the section below entitled “Forward-Looking Statements” for important information including related risk factors.
Net Operating Income and FFO
This guidance makes reference to net operating income and funds from operations (“FFO”). In the context of this guidance, the company provides FFO prior to lease termination income, special fees and gains given the challenge of predicting the timing and amount of these items. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative and income tax expenses. FFO is defined as net income prior to extraordinary items, non-cash items and depreciation and amortization. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a relevant measure to analyze real estate, as commercial properties generally appreciate rather than depreciate. Net operating income and FFO are both non-GAAP measures which do not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.
Forward-Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions, including the acquisition of Trizec Properties, Inc. and Trizec Canada Inc.; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks,” in the company’s annual report under the heading “Management’s Discussion and Analysis,” as well as the risks described in the company’s preliminary short form prospectus dated December 8, 2006, filed with Canadian securities regulators and forming a part of a registration statement on Form F-10 filed with the Securities and Exchange Commission under the heading “Risk Factors.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.
Brookfield Properties Corporation
One of North America’s largest commercial real estate companies, the corporation owns, develops and manages premier office properties. Subsequent to the completion of the Trizec acquisition, the office properties portfolio is comprised of interests in 106 properties totaling 73 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, BCE Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in

Calgary. The corporation also holds interests in over 15 million square feet of high-quality, centrally-located development properties in its major markets. The corporation’s common shares trade on the NYSE and TSX under the symbol BPO.
For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone (212) 417—7215; email: mcoley@brookfieldproperties.com.